

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2012

Via Email
Mr. Almir Guilherme Barbassa
Chief Financial Officer
Petróleo Brasileiro S.A. - Petrobras
Avenida República do Chile, 65
20031-912 - Rio de Janeiro - RJ
Brazil

> **Re: Petróleo Brasileiro S.A. - Petrobras**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **File No. 1-15106**

Dear Mr. Barbassa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Petróleo Brasileiro S.A. – Petrobras

General

1. Please update us on your contacts with Iran, Cuba and Sudan since your letters to us of September 1, 2009 and October 6, 2009. In this regard, we note the disclosure on page F-110 in your notes to financial statements that your international geographic areas include Iran and Cuba. We note 2010 and 2011 news articles reporting your exit from work on the Tusan block, your withdrawal from Iran, your abandonment of exploration activities off the coat of Cuba, and that you may build a lubricants plant with Cuba. We note from your website that you maintain representative offices in Iran and Cuba. We also note a 2011 news article reporting that you purchased Nile Blend crude from India's ONGC for

loading from the Marsa Bashayar Marine Terminal in Sudan.

As you know, Iran, Sudan and Cuba are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your prior letters, including descriptions of past, current and anticipated contacts through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements. Describe any services or products you have provided to Iran, Cuba and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by them.

2. Please discuss the materiality of your contacts with Iran, Cuba or Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan and Cuba.

Risk Factors, page 16

3. Notwithstanding the general references to depreciation of the *real* that appear in your risk factor captioned "International prices of crude oil, oil products and natural gas may impact us differently," please provide under an appropriate caption a new risk factor to identify and discuss the exchange rate risks you face. In that regard, we note that you disclose at page 86 the significant impact that exchange rate movements and exchange rate variation have on your net financial income, and you quantify the impact in the two most recent fiscal years. Similarly, in your two filings on Form 6-K on August 10, 2012, you disclose the substantial percentage of your total debt that is in U.S. dollars or in *Reais* indexed to U.S. dollars, and you indicate that the net loss of $685 million in the period ended June 30, 2012 (compared to net income of $5,212 million in the immediately preceding quarterly period) was "mainly the result of exchange variation…." You also indicate in the first Form 6-K filed August 10 that the "appreciation of the U.S. Dollar against the Real significantly affected the net financial expenses due to the exchange variation on net debt as well as the dollar-related costs of the Company…."

Directors and Senior Management, page 112

4. Please expand the sketch you provide for Ms. Foster at page 114 to include the discussion of her business experience that Item 6.A of Form 20-F requires. You do not appear to have disclosed any of her experience prior to February 13, 2012.

Audited Consolidated Financial Statements

Consolidated Notes to the Financial Statements

Note 4 – Summary of Significant Accounting Policies, page F-21

5. We note that your consolidated financial statements are presented in accordance with IFRS as issued by the IASB. However, certain of your accounting policies use language that does not appear to be consistent with the relevant IFRS standard. As one example, the revenue recognition policy presented on page F-21 of your filing does not appear to use language consistent with IAS 18. As another example, the language used to describe legal proceedings and contingencies on page F-79 does not appear to be consistent with IAS 37. Please review each of your accounting policies to ensure completeness and consistency with IFRS. Refer to paragraphs 117-121 of IAS 1 and paragraph 7 of IAS 8.

Note 4.6 – Property, Plant and Equipment, net, page F-25

6. We note that costs incurred in connection with the exploration, development and production of oil and gas are accounted for in accordance with the successful efforts method. Please expand your disclosure to provide additional information regarding this accounting policy. For example, discuss the process through which exploratory wells are evaluated to determine whether sufficient progress has been made to support continued cost capitalization. Also, please describe the depreciable base used to calculate depletion expense according to the unit-of-production method. Refer to paragraphs 117-121 of IAS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

Roger Schwall
Assistant Director